EXHIBIT 99.1

CONSOLIDATED MERCANTILE                                                                                                                                                                                                                                                                                                                        GENTERRA INC.
INCORPORATED

JOINT NEWS RELEASE

Consolidated Mercantile Incorporated
and
Genterra Inc.
Announce Completion of Amalgamation

TORONTO, May 11, 2010 - Consolidated Mercantile Incorporated: (“CMI”) (TSX: “CMC”; OTC: “CSLMF.PK”) and Genterra Inc. ("Genterra") (TSX-V: "GIC") announced today that they have completed the amalgamation of the two companies to form Genterra Capital Inc.  The effective date of the amalgamation is May 10, 2010.

In accordance with the provisions of letters of transmittal previously provided to shareholders of CMI and shareholders of Genterra, share certificates for shares of Genterra Capital Inc. are now issuable to shareholders against exchange with Computershare, at its principal transfer agency in Toronto, of their certificates representing shares of CMI and certificates representing shares of Genterra, respectively.

The common shares of CMI will be delisted from The Toronto Stock Exchange and the common shares of Genterra will be delisted from the TSX Venture Exchange at the close of business on May 13, 2010.  The common shares of Genterra Capital Inc. will commence trading under the existing stock symbol of Genterra, “GIC”, at the commencement of trading on the TSX Venture Exchange on May 14, 2010.

Genterra Capital Inc. is a management holding company whose assets include rental real estate properties and investments.

For further information please contact:

Genterra Capital Inc.
106 Avenue Road
Toronto, ON   M5R 2H3
Attention:  Stan Abramowitz, Secretary
 (416) 920-0500 Ext. 227

Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.